ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated February 3, 2012

Alpha Strategies/Commodities	ETRACS

ETRACS Natural Gas Futures Contango ETN

Profile		Ticker: GASZ
Underlying Index	ISE Natural Gas Futures Spread™ Index
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Capitalize on the steepness
CUSIP	90267B799	of the short end of the natural gas futures curve
Primary Exchange	NYSE Arca
Initial Trade Date	June 15, 2011	Historically uncorrelated to
Maturity Date	June 14, 2041	commodity market returns
Fee Amount (%)*	0.85% per annum accrued on a daily basis	Convenience of an exchange- traded security
*As of December 31, 2011. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The ETRACS Natural Gas Futures Contango ETN is designed to capitalize on natural gas markets in a state of contango, as evidenced by an upward sloping futures curve, while minimizing the exposure to absolute changes in futures prices.

The ETRACS Natural Gas Futures Contango ETN is linked to the performance of the ISE Natural Gas Futures Spread™ Index (the “Index”) — Ticker: GYY.

About the Index

The ISE Natural Gas Futures Spread™ Index, through a series of investments in natural gas sub-indices, effectively provides short exposure in front month natural gas futures contracts and long exposure in mid-term natural gas futures contracts. This is achieved by taking a 100% long position in the components of the ISE Short Front Month Natural Gas Futures™ Index, which provides short (or inverse) exposure to the ISE Long Front Month Natural Gas Futures™ Index and an aggregate 100% long position in the components of the ISE Twelfth Month Natural Gas Futures™ Index, ISE Thirteenth Month Natural Gas Futures™ Index and ISE Fourteenth Natural Gas Futures™ Index (33.33% per index), which provides long exposure to the mid-term Henry Hub Natural Gas Futures (NG) futures contracts. The index is rebalanced monthly before the Sub-Indices’ roll process to maintain the 1:1 ratio. The performance of the Index is reduced by the Fee Amount of 0.85% per annum, and increased by the Financing Payment. The Index was created in June 2011 and has no performance history prior to that date.

Benefits of investing in GASZ

Access to an innovative long-short strategy designed to capitalize on a potential contango market environment without necessarily taking a directional view on natural gas prices.

Capture the negative roll associated with the steepness in the short end of the natural gas futures curve.

Risks to consider

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your investment — The ETNs are exposed to any compounded daily decline in the Index Closing Level over the term of the ETNs, as measured on the applicable Valuation Date or the Final Valuation Date, in each case caused by any daily decrease in the level of the Medium-Term Sub-Indices and daily increase in the level of the Short-Term Sub-Indices. Because the negative effect of the Fee Amount, and the Redemption Fee Amount, if applicable, reduces your final payment, the combination of the long position in the Natural Gas Medium-Term Sub-Indices and a short position in the Natural Gas Short-Term Sub-Index (a long to short ratio of 1:1), as reflected in the Index Closing Level over the term of the ETNs, will need to be sufficient, together with the Financing Payment, to offset the negative effect of the Fee Amount, and any Redemption Fee Amount, in order for you to receive a payment at maturity equal to your initial investment in the ETNs. If the level of the Index is not sufficient to offset the negative effect of the Fee Amount, and any Redemption Fee Amount, over the relevant period, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption.

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The Sub-Indices may not always correlate in a manner that will result in an increase in the level of the relevant Index — The ETNs are linked to the level of the Index, which, in turn, measures the return from taking a long position in aggregate of the Natural Gas Medium-Term Sub-Indices and taking, through a long position in the ISE Short Front Month Natural Gas Futures™ Index, a short, or inverse, position in the Natural Gas Short-Term Sub-Index (a long to short ratio of 1:1), rebalanced monthly before the Sub-Indices’ roll process to maintain the 1:1 ratio. We expect the value of the ETNs to increase

Historical returns

	Since Index Inception
	Total Return	Annualized Return	3 Months	6 Months
ISE Natural Gas Futures Spread™ Index	10.06%	19.13%	4.69%	8.68%
Henry Hub Natural Gas Spot Price	-35.08%	-54.54%	-18.80%	-30.37%

Historical results for the period from June 14, 2011 through December 31, 2011.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

Index comparisons

The graph illustrates the historical returns of the Index from June 14, 2011 through December 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

as the level of the Index increases, which will be, generally, in any one of the following three situations: (i) the levels of the Medium-Term Sub-Indices increase while the levels of the Short-Term Sub-Indices decrease; (ii) both the levels of the Medium-Term Sub-Indices and the levels of the Short-Term Sub-Indices increase, and the increase of the Medium-Term Sub-Indices is more than that of the Short-Term Sub-Indices; or (iii) both the levels of the Medium-Term Sub-Indices and the levels of the Short-Term Sub-Indices decrease, and the decrease in the Short-Term Sub-Indices is more than that of the Medium-Term Sub-Indices. There can be no assurance, however, that the Sub-Indices will always correlate in a manner that results in an increase in the level of the Index, causing an increase in the value of the ETNs; the Sub-Indices may correlate in a manner that results in a decrease in the level of the relevant Index, causing a decrease in the value of the ETNs. See “The level of the relevant Index, and therefore the value of the ETNs, may not increase when the levels of the relevant Medium-Term Sub-Indices increase or the levels of the relevant Short-Term Sub-Indices decrease” in the ETRACS Prospectus.

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Market risk — The return on the ETNs, which may be positive or negative, is directly linked to the level of the Index, which, in turn, measures the return from taking an equal (1:1 long to short) position in the relevant Sub-Indices. The performance of each of the Medium-Term Sub-Indices and Short-Term Sub-Indices is based on the price of one or more Henry Hub Natural Gas Futures (NG) futures contracts. The price of Henry Hub Natural Gas (NG) is affected by a variety of factors and may change unpredictably, affecting the value of Henry Hub Natural Gas futures contracts, and consequently, the levels of each of the Medium-Term Sub-Indices and Short-Term Sub-Indices, the Index and the value of your ETNs in unforeseeable ways.

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Credit of UBS — The ETNs are senior unsecured debt securities of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity, call, acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call, acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

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Potential over-concentration in a particular commodity — There is only one commodity — Henry Hub Natural Gas — underlying the futures contracts included in the Index. Trading in Henry Hub Natural Gas futures contracts is speculative and can be extremely volatile. The market price of Henry Hub Natural Gas may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. An investment in the ETNs will increase your portfolio’s exposure to fluctuations in the oil or natural gas markets, as applicable.

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A trading market for the ETNs may not develop — Although each series of the ETNs has been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of any series of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of any series of the ETNs shown on the cover of the prospectus supplement. We may suspend or cease sales of any series of the ETNs at any time, at our discretion. Therefore, the liquidity of any series of the ETNs may be limited.

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Limited performance history — The return on the ETNs is linked to the performance of the Index, which was launched on June 14, 2011. As a result, each Index has a limited performance history, and it is uncertain how the Index will perform in the future.

•	No interest payments from the ETNs — You will not receive any interest payments on the ETNs.

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Minimum redemption amount — You must elect to redeem at least 50,000 ETNs of the same series for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

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Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.

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Potential automatic acceleration — In the event the indicative value of the ETNs (i) equals $5.00 or less on any Index Business Day or (ii) decreases in value at least 60% as compared to the closing indicative value on the previous Index Business Day, the ETNs of that series will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

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UBS’s Call Right — UBS may elect to redeem all outstanding ETNs on any Trading Day on or after June 18, 2012 as described under “Specific Terms of the Securities — UBS’s Call Right” in the ETRACS prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs of that series.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating as of January 12, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

The ETRACS Natural Gas Futures Contango ETN is not sponsored, endorsed, sold or promoted by International Securities Exchange, LLC (“Licensor”). Licensor makes no representation or warranty, express or implied, to the owners of the ETRACS Natural Gas Futures Contango ETN or any member of the public regarding the advisability of trading in the ETRACS Natural Gas Futures Contango ETN. Licensor’s only relationship to UBS AG (“UBS”) is the licensing of certain trademarks and trade names of Licensor and of the ISE Natural Gas Futures Spread™ Index which is determined, composed and calculated by Licensor without regard to UBS or the ETRACS Natural Gas Futures Contango ETN. Licensor has no obligation to take the needs of UBS or the owners of the ETRACS Natural Gas Futures Contango ETN into consideration in determining, composing or calculating the ISE Natural Gas Futures Spread™ Index. Licensor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the ETRACS Natural Gas Futures Contango ETN to be listed or in the determination or calculation of the equation by which the ETRACS Natural Gas Futures Contango ETN are to be converted into cash. Licensor has no obligation or liability in connection with the administration, marketing or trading of the ETRACS Natural Gas Futures Contango ETN.

LICENSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ISE NATURAL GAS FUTURES SPREAD™ INDEX OR ANY DATA INCLUDED THEREIN AND LICENSOR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE ETRACS NATURAL GAS FUTURES CONTANGO ETN OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE ISE NATURAL GAS FUTURES SPREAD™ INDEX OR ANY DATA INCLUDED THEREIN. LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE ISE NATURAL GAS FUTURES SPREAD™ INDEX OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL LICENSOR HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN LICENSOR AND UBS.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “ISE Natural Gas Futures Spread™”, “ISE™®”, and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC (“ISE” and “Licensor”) and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates. UBS AG’s ETRACS Natural Gas Futures Contango ETN based on the ISE Natural Gas Futures Spread™ Index are not sponsored, endorsed, sold or promoted by ISE, and ISE makes no representation regarding the advisability of trading in such product(s). Other marks may be trademarks of their respective owners. All rights reserved.

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